Exhibit 99.1

October 10, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Universe Pharmaceuticals INC. CIK Number: 0001809616

Dear Sir or Madam:

We have read Form 6-K dated October 10, 2024 of Universe Pharmaceuticals INC. (“the Registrant”) and are in agreement with the statements contained therein as it pertains to our firm. We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ YCM CPA Inc.
Irvine, California